EXHIBIT 99.14

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN CONCERT (INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY INVESTMENT CLIENTS)
Rules 8.1, 8.2 and 8.4 of the Takeover Code (the "Code")

1. KEY INFORMATION

(a) Full name of discloser:	Peter Cunningham
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): *The naming of nominee or vehicle companies is insufficient. For a trust, the trustee(s), settlor and beneficiaries must be named.*	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: *Use a separate form for each offeror/offeree*	Rio Tinto plc and Rio Tinto Limited
(d) Status of person making the disclosure: *e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)*	Person acting in concert with the offeror (Rio Tinto plc and Rio Tinto Limited)
(e) Date dealing undertaken:	19 January 2026
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? *If it is a cash offer or possible cash offer, state "N/A"*	NO

2. POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

Class of relevant security:	**Rio Tinto plc 10p ordinary shares**			
	Interests		**Short positions**	
	Number	**%**	**Number**	**%**
(1) Relevant securities owned and/or controlled:	79,216.912673	0.00	0	-
(2) Cash-settled derivatives:	0	-	0	-
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	-	0	-
TOTAL:	79,216.912673*	0.00	0	-

** Includes 14,955 shares held by Peter Cunningham's close relative*

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

1

Form 8 (DD) August 2016

2 Form 8 (DD) August 2016 Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL). (b) Rights to subscribe for new securities (including directors’ and other employee options) Class of relevant security in relation to which subscription right exists: Rio Tinto plc 10p ordinary shares Details, including nature of the rights concerned and relevant percentages: See table below Scheme Number of Rio Tinto plc shares under award Allocation Date Strike price / cost basis (GBP) Vesting Date / Expiry Date Bonus Deferral Award 8415 20 March 2024 0 1 December 2026 Bonus Deferral Award 7907 19 March 2025 0 1 December 2027 Global Employee Share Plan 6.13705 17 January 2023 0 17 April 2026 Global Employee Share Plan 6.7539 17 April 2023 0 17 April 2026 Global Employee Share Plan 7.34187 17 July 2023 0 17 July 2026 Global Employee Share Plan 7.27759 17 October 2023 0 17 October 2026 Global Employee Share Plan 7.03477 17 January 2024 0 17 January 2027 Global Employee Share Plan 6.92935 17 April 2024 0 17 April 2027 Global Employee Share Plan 7.36832 17 July 2024 0 17 July 2027 Global Employee Share Plan 7.57033 17 October 2024 0 17 October 2027 Global Employee Share Plan 7.46947 17 January 2025 0 17 January 2028 Global Employee Share Plan 8.54717 17 April 2025 0 17 April 2028 Global Employee Share Plan 8.46263 17 July 2025 0 17 July 2028 Global Employee Share Plan 7.40171 17 October 2025 0 17 October 2028 Global Employee Share Plan 5.91267 19 January 2026 0 19 January 2029 Equity Incentive Plan 9564 18 March 2021 0 31 July 2026

3 Form 8 (DD) August 2016 Equity Incentive Plan 50,405 23 March 2022 0 22 February 2027 Equity Incentive Plan 71,195 09 May 2024 0 22 February 2027 Equity Incentive Plan 55,134 22 March 2023 0 21 February 2028 Equity Incentive Plan 76,299 19 March 2025 0 21 February 2028 3. DEALINGS BY THE PERSON MAKING THE DISCLOSURE Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in. The currency of all prices and other monetary amounts should be stated. (a) Purchases and sales (i) Party to an offer or person acting in concert (except for a principal trader in the same group as a connected adviser) Class of relevant security Purchase/sale Number of securities Price per unit Rio Tinto plc 10p ordinary Purchase – automatic purchase of shares under Global Employee Share Plan 5.912673 GBP 63.42308 (ii) Principal trader where the sole reason for the connection is that the principal trader is in the same group as a connected adviser Class of relevant security Purchases/ sales Total number of securities Highest price per unit paid/received Lowest price per unit paid/received (b) Cash-settled derivative transactions Class of relevant security Product description e.g. CFD Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position Number of reference securities Price per unit (c) Stock-settled derivative transactions (including options) (i) Writing, selling, purchasing or varying Class of Product description Writing, purchasing, Number of Exercise price Type e.g. Expiry date Option money

4 Form 8 (DD) August 2016 relevant security e.g. call option selling, varying etc. securities to which option relates per unit American, European etc. paid/ received per unit (ii) Exercise Class of relevant security Product description e.g. call option Exercising/ exercised against Number of securities Exercise price per unit (d) Other dealings (including subscribing for new securities) Class of relevant security Nature of dealing e.g. subscription, conversion Details Price per unit (if applicable) Rio Tinto plc 10p ordinary Grant of share awards – matching shares Grant of share awards pursuant to Global Employee Share Plan in respect of 5.91267 ordinary shares GBP 63.42308 4. OTHER INFORMATION (a) Indemnity and other dealing arrangements Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person: Irrevocable commitments and letters of intent should not be included. If there are no such agreements, arrangements or understandings, state “none” (b) Agreements, arrangements or understandings relating to options or derivatives Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to: (i) the voting rights of any relevant securities under any option; or (ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced: If there are no such agreements, arrangements or understandings, state “none” (c) Attachments Are any Supplemental Forms attached? Supplemental Form 8 (Open Positions) NO

5 Form 8 (DD) August 2016 Supplemental Form 8 (SBL) NO Date of disclosure: 29 January 2026 Contact name: Andy Hodges Telephone number: +44 (0)7931 123908 Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service. The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129. The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.